SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 1

EMPIRE STATE REALTY OP, L.P.
(Name of Subject Company)

MACKENZIE BP FUND, LP, MACKENZIE BP FUND 2, LP, MACKENZIE CAMAC FUND, LP, MPF NORTHSTAR FUND, LP, MPF NORTHSTAR FUND 2, LP, MACKENZIE NORTHSTAR FUND 3, LP, MACKENZIE INCOME FUND 27, LLC, MPF BLUE RIDGE FUND I, LLC, MPF DEWAAY PREMIER FUND 2, LLC, MPF FLAGSHIP FUND 10, LLC, MPF FLAGSHIP FUND 13, LLC, MPF FLAGSHIP FUND 14, LLC, MPF OPPORTUNITY FUND, LP, MPF DEWAAY FUND 3, LLC, MPF SPECIAL FUND 8, LLC, MPF SPECIAL FUND 9, LLC, MPF SPECIAL FUND 10, LLC, MPF BLUE RIDGE FUND II, LLC, MACKENZIE BLUE RIDGE FUND III, LLC, MPF DEWAAY FUND 6, LLC, MACKENZIE FLAGSHIP FUND 15, LLC, MPF FLAGSHIP FUND 11, LLC, MPF DEWAAY PREMIER FUND 3, LLC, MPF SENIOR NOTE PROGRAM II, LP, MACKENZIE NORTHWEST FUND, LP

(Bidders)
SERIES ES OPERATING PARTNERSHIP UNITS
(Title of Class of Securities)

292102100
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,800,000	$360.64

*	For purposes of calculating the filing fee only. Assumes the purchase of 200,000 Units at a purchase price equal to $14 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,934.84
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: April 25, 2014

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MacKenzie BP Fund, LP, MacKenzie BP Fund 2, LP, MacKenzie Camac Fund, LP, MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Income Fund 27, LLC, MPF Blue Ridge Fund I, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 10, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, MPF Opportunity Fund, LP, MPF DeWaay Fund 3, LLC, MPF Special Fund 8, LLC, MPF Special Fund 9, LLC, MPF Special Fund 10, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Blue Ridge Fund III, LLC, MPF DeWaay Fund 6, LLC, MacKenzie Flagship Fund 15, LLC, MPF Flagship Fund 11, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Senior Note Program II, LP, MacKenzie Northwest Fund, LP (the “Purchasers”) to purchase up to 200,000 Series ES operating partnership units (“Series ES Units” or “Units”) of Empire State Realty OP, L.P. (the “Partnership”), the subject company, at a purchase price equal to $14 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 25, 2014 (the “Offer Date”) and the related Assignment Form.

The Purchasers are increasing the Offer Price for the Units to $14 per Unit and decreasing the number of Units they are offering to purchase to 200,000.  The Purchasers have also extended the Expiration Date until June 13, 2014.  As of the date hereof, no Units have been tendered.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated April 25, 2014*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Unit holders dated April 25, 2014*
(a)(4)	Form of advertisement in Investor’s Business Daily*
(a)(5)	Press Release*

(a)(6)	Extension Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on April 25, 2014

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 28, 2014

MacKenzie BP Fund, LP, MacKenzie BP Fund 2, LP, MacKenzie Camac Fund, LP, MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Income Fund 27, LLC, MPF Blue Ridge Fund I, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 10, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, MPF Opportunity Fund, LP, MPF DeWaay Fund 3, LLC, MPF Special Fund 8, LLC, MPF Special Fund 9, LLC, MPF Special Fund 10, LLC, MPF Blue Ridge Fund II, LLC, MacKenzie Blue Ridge Fund III, LLC, MPF DeWaay Fund 6, LLC, MacKenzie Flagship Fund 15, LLC, MPF Flagship Fund 11, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Senior Note Program II, LP, MacKenzie Northwest Fund, LP

By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Managing Director